October 8, 2010
VIA EDGAR
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
100 F Street NE
United States Securities and Exchange Commission
Washington, DC 20549
Re: MedQuist Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010, as amended April 30, 2010 and July 6, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
File No. 001-13326
Dear Ms. Collins:
We are writing to respond to the comment letter dated September 17, 2010 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Form 10-K for the fiscal year ended December 31, 2010 filed on March 12, 2010, as amended on April 30, 2010 and July 6, 2010 (collectively, the “Form 10-K”) and our Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 9, 2010 (“2Q2010 Form 10-Q”). We appreciate the purpose of the review process and seek in our response to meet the objectives of complying with all applicable disclosure requirements and enhancing the overall disclosures in our filings. If a particular comment from the Staff in the Letter requests revised disclosures, we include in our response to such comment the nature and proposed timing of such revised disclosures. To assist in your review, we have typed the text of the Staff’s comments in advance of each of our responses below. As requested in the Letter, we have attached as Exhibit A an acknowledgement of the Company, executed by Dominick Golio, our Chief Financial Officer.
General
1.	We are in receipt of your response letter dated August 23, 2010, relating to your confidential treatment application (Internal CF No. 25222) for portions of an agreement filed as an exhibit to your Form 10-Q for the fiscal quarter ended March 31, 2010. We will transmit any comments we may have on your amended application under separate cover. Please be advised that all of the staffs comments relating to the pending confidential treatment request will need to be resolved prior to the conclusion of the staffs review of your Form 10-K.
Response: On September 21, 2010, the Commission issued an order granting our confidential treatment application (Internal CF No. 25222) for portions of an agreement filed as an exhibit to our Form 10-Q for the fiscal quarter ended March 31, 2010 that was filed on May 10, 2010.
2.	We note that on March 12, 2010, May 12, 2010 and August 13, 2010 you posted your earnings releases on your website. Please tell us how you considered filing these earnings releases under Item 2.02 of Form 8-K.
Response: For each of the earnings releases, we concluded that a Form 8-K disclosure was not required. The March 12, 2010 earnings release was issued following the filing of the Form 10-K. The May 12, 2010 earnings release was issued following the filing of our Form 10-Q for the fiscal quarter ended March 31, 2010 filed May 10, 2010. The August 13, 2010 earnings release was issued following the filing of the 2Q2010 Form 10-Q on August 9, 2010.
In each instance, the earnings release did not include any material non public information; the releases only included data reported in the financial statements included in the periodic report that preceded the issuance of each earnings release, or which could be readily calculated from the financial statements included in such periodic filing.
Going forward, we plan to file our earnings releases under Item 8.01 of Form 8-K, unless any such future earnings release is (i) issued prior to filing of the quarterly or annual report containing the financial statements that are included in the release or (ii) contain material non public information regarding our results of operations or financial condition for a completed quarterly or annual fiscal period — in either such event, we will file the earnings release under Item 2.02 of Form 8-K.
Form 10-K for Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources; page 36
3.	We note that you provide no discussion of cash flows from operating activities. In this regard, we note that there were material changes in several working capital line items; however you have not disclosed why these changes occurred and how they impacted operating cash flow. Tell us how you considered disclosing the underlying reasons for each material change in your operating cash flows to better explain the variability in your cash flows. We refer you to Section IV.B.1 of SEC Release No. 33-8350 for guidance.
Response: In connection with the preparation of the Form 10-K, we considered Section IV.B.1 of SEC Release No. 33-8350 for the Liquidity discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations. The cash flows provided by our operating activities were primarily the result of our net income excluding depreciation and amortization expense for the year ended December 31, 2009. As the underlying reasons for the changes in our operating assets and liabilities were not the result of any change in our sales terms or credit policies or the result of any material trend or uncertainty we believe our discussion complied with the guidance in Section IV.B.1 of SEC Release No. 33-8350.
4.	Your disclosures indicate that you believe the existing cash and cash equivalents combined with cash expected to be generated from operations and cash available under the Credit Agreement will be sufficient to finance operations for the foreseeable future. Please confirm, if true, and revise in the future to clearly state whether the company’s cash resources will be sufficient to fund your operating needs for the next twelve months. We refer you to FRC 501.03(a).
Response: We confirm that our cash resources were sufficient to meet our operating needs for the next 12 months. In future filings, we will revise our disclosures to indicate whether our cash resources will be sufficient to meet our operating needs for the 12 month period following each such disclosure.

Item 15. Exhibits and Financial Statements Schedules, page 40
5.	The disclosure regarding the company’s properties on page 20 of your Form 10-K suggests that your Norcross facility is material to your business. Please file the lease agreement for this facility as an exhibit to your Form 10-K, or advise. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.
Response: We acknowledge that the lease for our Norcross, Georgia facility is material, as stated in the Form 10-K. In lieu of further amending the Form 10-K to attach the Norcross facility lease as an exhibit, we respectfully request that the Staff allow us to file the lease as an exhibit to our Form 10-Q for the fiscal quarter ended September 30, 2010, which is required to be filed no later than November 9, 2010.
Financial Statements
Note 19. Quarterly Data (unaudited), page F-32
6.	Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data. Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.
Response: We have historically not calculated a gross profit line item in our consolidated statement of operations and therefore we did not present a gross profit line item in our disclosures within our unaudited selected quarterly financial data. In lieu of further amending the Form 10-K we respectfully request that the Staff allow us to present our Cost of Revenues line item from our consolidated statement of operations in our disclosures within our unaudited selected quarterly financial data as allowed by Question 3 of SAB Topic 6.G in our Form 10-K filing for the year ended December 31, 2010.
Form 10-K/A for Fiscal Year Ending December 31 2009 Filed April 30 2010
Item 11; Executive Compensation
Compensation Discussion and Analysis
2009 Base Salaries; Page 12
7.	Please expand your discussion to provide additional analysis of the effect of individual performance on base salary adjustments and awards under your annual cash incentive plan, to the extent material to an understanding of your compensation policies and decisions. You should provide additional detail of how specific individual performance contributed to actual salary adjustments and annual cash incentive awards for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the board of directors and/or the compensation committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.
Response: The factors that our board of directors consider in determining whether to make base salary adjustments are disclosed on page 11 of our Form 10-K/A filed on April 30, 2009 (“Form 10-K/A”). After considering the factors other than individual performance, our board of directors determined that no merit based salary increases would be made for named executive officers, except for those named executive officers whose individual performance was at an exceptional level in 2008. Our board of directors reviewed the assessment of our Chief Executive Officer of each of our named executive officers (other than the Chief Executive Officer) and evaluated the achievement of the 2008 individual performance objectives for each named executive officer to determine whether to make base salary adjustments in 2009 in recognition of exceptional performance. Our board of directors did not assess our Chief Executive Officer (Mr. Masanotti) for a salary adjustment in 2009, as his employment with us had just commenced on September 16, 2008. In addition, as Messrs.

Golio and Piltz did not commence employment with us until April 13, 2009 and May 18, 2009, respectively, therefore, our board of directors did not assess them for salary adjustments in 2009.
The key individual performance objectives in 2008 for our named executive officers that our Chief Executive Officer and our board of directors evaluated to determine whether to make base salary adjustments in 2009 in recognition of exceptional performance included:

Executive	Position	2008 Key Personal Objectives
Michael Clark	Chief Operating Officer; and Senior Vice President of Operations
•   Retain key indentified customer accounts equal to $33 million in annual revenue

•   Increase by 10% the volume of transcribed reports using speech recognition

•   Increase volume of transcribed reports produced offshore by 8%

Mark Sullivan	General Counsel, Chief Compliance Officer and Secretary
•   Support decision of former majority owner (Philips) to sell its ownership interest in Company by participating management presentations to prospective buyers, responding to due diligence requests, developing and executing communication strategies and implementation plans.

•   Resolve South Broward litigation matter, and SEC and DOJ investigations

•   Regularly schedule and document meetings, presentations and discussions between management and the board of directors and the committees of the board

James Brennan	Principal Accounting Officer, Controller, Treasurer and Vice President	• Complete all SEC filing timely • Reduce the monthly close cycle by at least one week. • Improve SOX controls so there are no material weaknesses
The increase in Mr. Clark’s base salary of 7.9% to $250,000 for 2009, effective March 16, 2009, reflects the judgment of our Chief Executive Officer and our board of directors that Mr. Clark exceeded expectations in the achievement of his 2008 key personal objectives and also that a salary increase was also warranted in order to retain Mr. Clark. Subsequently, in connection with Mr. Clark’s promotion from the position of Senior Vice President of Operations to Chief Operating Officer, our board of directors further increased Mr. Clark’s base salary by 10% to $275,000, effective as of June 1, 2009. Our Chief Executive Officer and our board of directors determined that Messrs. Sullivan and Brennan met their 2008 key personal objectives, but no adjustments to their based salaries for 2009 were made in light of our board of directors’ prior determination that no salary increases for 2009 would be made other than for exceptional individual performance in 2008.
In terms of 2009 compensation under our management incentive plan, payment of incentive awards was based on a combination of corporate objectives, and an assessment of individual performance toward achievement of those corporate objectives as a way to communicate our expectations and to maintain and unify our executives’ focus on our key strategic objectives, as well as to measure performance. The net revenues and Adjusted EBITDA targets established exclusively for the 2009 Plan and the assessment of each named executive officer’s individual performance toward achieving those corporate objectives were based on certain internal normal operating financial goals set in connection with our board of directors’ consideration and approval of our annual operating plan for 2009. The performance measures for the 2009 Plan and the relative weighting of the performance measures were:

•	35% of a participant’s target incentive could be paid upon a 2009 net revenues target of $315.6 million, established exclusively for the 2009 Plan;

•	35% of a participant’s target incentive could be paid upon a 2009 Adjusted EBITDA target of $52.8 million, established exclusively of the 2009 Plan; and

•	30% of a participant’s target incentive could be paid upon the assessment of such named executive officer’s 2009 individual performance toward achieving the net revenues and Adjusted EBITDA targets established exclusively for the 2009 Plan
Each performance measure for the 2009 Plan was assessed separately in determining the incentive compensation to be awarded. A minimum and maximum threshold level of performance was established for each performance measure. The threshold levels of performance were:
•	95% of the net revenues target had to be achieved in order for incentive compensation related to this component to be awarded. Upon achievement of 95% of the net revenues target, 8.75% of the target incentive would be awarded. A maximum level of 110% of the net revenues target was the upper limit of incentive compensation that could have been awarded with regard to this component. Upon achievement of 110% of the net revenues target, 59.5% of the target incentive would be awarded.

•	90% of the Adjusted EBITDA target had to be achieved in order for incentive compensation related to this component to be awarded. Upon achievement of 90% of the Adjusted EBITDA target, 8.75% of the target incentive would be awarded. A maximum level of 115% of the Adjusted EBITDA target was the upper limit of incentive compensation that could have been awarded with regard to this component. Upon achievement of 115% of the Adjusted EBITDA target, 59.5% of the target incentive would be awarded.

•	The amount of the individual performance incentive award was based on the Chief Executive Officer’s and board of directors’ assessment of the named executive officer’s individual performance toward achieving the net revenues and Adjusted EBITDA target established exclusively of the 2009 Plan. The individual incentive pool was funded at 30% of the total of all participants’ aggregate target incentives and was allocated to eligible participants at the discretion of our board of directors for (i) our Chief Executive Officer and (ii) all other participants (other than our Chief Executive Officer) after reviewing the individual performance assessments of the participants with our Chief Executive Officer. In the discretion of our board of directors, for individual performance, a participant was eligible to receive a minimum of 0% and a maximum of 51% of the target incentive.
Based upon the levels of Adjusted EBITDA and net revenue that were achieved, each 2009 Plan participant (other than Messrs. Masanotti, Golio and Piltz) received a payout equal to 71% of his or her 2009 Plan incentive target. The payout was based upon (i) the net revenues level as calculated under the 2009 Plan (97.3% achievement, resulting in 20.7% of the target incentive awarded for this component) and (ii) the Adjusted EBITDA level as calculated under the 2009 Plan (110% achievement, resulting in 50.3% of the target incentive awarded for this component). These two components combined to a total award of 71% of the target incentive. Our board of directors, in its discretion, determined that the individual performance of each named executive officer in 2009, other than Mr. Brennan, warranted payment of 30% of each named executive officer’s target incentive. Accordingly, Messrs. Sullivan and Clark received 101% of their Target Incentive under the 2009 Plan. While our board of directors determined that Mr. Brennan’s individual performance toward achieving the net revenues and Adjusted EBITDA targets was high enough to warrant an award of the individual performance component, our board of directors determined that Brennan should receive an award of 23% of his target incentive related to his individual performance target payout resulting in Mr. Brennan receiving 94% of his target incentive under the 2009 Plan. In accordance with the terms of their employment agreements, the payment of 100% of the target incentive amounts for Messrs. Golio and Piltz were guaranteed and calculated as though they had been employed for all of 2009 at their base salary levels. Our board of directors determined that Mr. Masanotti should be paid 100% of his 2009 Plan target incentive amount (which equals 140% of his salary for 2009). The incentive awards discussed above resulting in the following payments to our named executive officers under the 2009 Plan were: Mr. Masanotti ($700,000), Mr. Golio ($137,500), Mr. Brennan ($62,151), Mr. Sullivan ($108,193), Mr. Clark ($118,929); and Mr. Piltz ($140,000) and such payments were made on March 15, 2010.
2010 Base Salaries and 2010 Management Incentive Plan
After considering the factors other than individual performance, our board of directors determined that no merit based salary increases would be made for named executive officers, except for those named executive officers whose individual performance was at an exceptional level in 2009. Our board of directors, after (i) assessing the performance of our Chief Executive Officer and (ii) reviewing the assessment by our Chief Executive Officer of each of our named executive officers (other than the Chief Executive Officer), determined that there would be no changes to the base salaries of the named executive officers in 2010.
The Compensation Committee recommended, and our board of directors approved, our 2010 Management Incentive Plan (the “2010 Plan”) in January 2010, however the exact performance measures were not established until September 2010 because of our acquisition of substantially all of the assets of the domestic business of Spheris, Inc. earlier in 2010. Individual target incentive amounts under the 2010 Plan remain unchanged from the 2009 Plan for all of our named executive officers.
As described below, the Annualized Net Sales Volume and Adjusted EBITDA targets established exclusively for the 2010 Plan and the assessment of each named executive officer’s individual performance toward achieving those corporate objectives is based on certain internal normal operating financial goals set in connection with our board of directors’ consideration and approval of our annual operating plan for 2010. The performance measures for the 2010 Plan and the relative weighting of the performance measures are:
•	50% of a participant’s target incentive could be paid upon a 2010 Adjusted EBITDA target established exclusively for the 2010 Plan. 100% of the 2010 Adjusted EBITDA target under the 2010 Plan must be achieved for any incentive under the 2010 Plan to be awarded. There is no maximum payout limit under the Adjusted EBITDA portion of the 2010 Plan;

•	25% of a participant’s target incentive could be paid upon a 2010 Annualized Net Sales Volume target. Before the Annualized Net Sales Volume Target is determined eligible for payout, we must achieve 100% of the EBITDA target. In addition, we must achieve 95% of 2010 Annualized Net Sales Volume Target for any portion of this component to be awarded; and

•	25% of a participant’s target incentive could be paid the assessment of such named executive officer’s 2010 individual performance toward achieving the Adjusted EBITDA and Annualized Net Sales Volume targets established exclusively for the 2010 Plan.
The 2010 base salaries and the 2010 Plan target incentives (as a percentage of base salary for each of our named executive officers) are as follows:

	2010 Annual Base	2010 Plan Target Incentive
Name	Salary Rate ($)	As percentage of base salary
Peter Masanotti	500,000	140%
Kevin Piltz	280,000	50%
Michael Clark	275,000	45%
Dominick Golio	275,000	50%
Mark R. Sullivan	237,930	45%
James Brennan	221,450	30%
In future filings that include disclosures regarding executive compensation we intend to include similar information and with the same level of detail as the discussion above, updated for the particular period(s) to which the disclosure relates.
8.	You disclose that your board of directors considers the base salaries of executive officers at similarly-sized public “peer companies” in the healthcare IT sector in determining base salaries for your named executive officers. Please clarify whether the company engages in benchmarking with respect to base salaries or any other material element of compensation for your named executive officers. If so, please name the peer companies used for benchmarking purposes, and for each applicable material element of compensation, identify the benchmark and disclose clearly where actual payments fell in comparison to the targeted benchmark. In this regard, the statement that your board believes that base salaries of your executives are “at levels competitive with” executives at the peer companies is not sufficiently specific. Refer to Item 402(b)(2)(xiv) of Regulation S-K. If you do not benchmark base salaries for your executives, please clarify the manner in which you utilize the information regarding compensation practices from the comparable companies.
Response: In 2009, we engaged Mercer (“Mercer”), a compensation consulting firm that is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., to perform benchmarking analysis for executive total compensation for our top six executive positions (other than the Chief Executive Officer position):
Chief Financial Officer
Chief Technology Officer
General Counsel & Chief Compliance Officer
Senior Vice President of Operations
Senior Vice President of Sales & Marketing
Vice President of Human Resources.
In addition we requested that Mercer provide recommendations for a long term incentive plan, and any appropriate revisions to the Management Incentive Plan. The Mercer benchmarking analysis included publicly available information for the following Peer Companies:
•	Transcend Services, Inc.
•	Nuance Communications, Inc.

•	Spheris Inc.

•	QuadraMed Corp.

•	Eclipsys Corporation

•	Allscripts-Misys Healthcare Solutions, Inc.

•	MedAssets, Inc.

•	ICT Group, Inc.

•	Comforce Corporation

•	Exl Service Holdings, Inc.

•	Gevity HR Inc.
Mercer also utilized published compensation survey data, calibrated for our revenues, to get a broader industry perspective on market pay levels for functionally comparable positions.

Mercer’s report concluded that, with respect to the six identified senior executive positions, we were within 15% of (i) the average base salary (ii) target incentive compensation, and (ii) combined base salary and target incentive levels for similarly situated executives based upon the analysis of the publicly available information for the Peer Companies and published compensation survey data. We have not assessed, and the scope of Mercer’s engagement did not include an assessment of, where the actual 2009 Plan incentive payments fell in comparison to the publicly available information for the Peer Companies or published compensation survey data.
In future filings that include disclosures regarding executive compensation we intend to include similar information and with the same level of detail as the discussion above, updated for the particular period(s) to which the disclosure relates.
Annual Cash Incentive
2009 Management Incentive Plan
Performance Measures under the 2009 Plan, page 13
9.	You disclose that each of your named executive officers was eligible to receive a target annual cash incentive award “expressed as a percentage of his or her base salary for 2009.” Please clarify how you established the appropriate percentage of base salary to designate as the target bonus amount for each of your named executive officers. Refer to Item 402(b)(I)(v)-(vi) of Regulation S-K.
Response: In 2006, we engaged Towers Perrin, a global compensation consulting firm to assess the Management Incentive Plan design and the appropriate amount of target bonuses for all employee levels. At that time, Towers Perrin recommended a target incentive compensation percentage for each employee category.
In 2007, we engaged Compensation Resources, a regional compensation consulting firm, to provide a market analysis of target bonus percentages for certain members of our senior management team including our then-Chief Technology Officer (Mark Ivie) and our General Counsel & Chief Compliance Officer (Mr. Sullivan). Based upon the results of that market analysis and our own internal review of target bonus percentages, an increase of target bonus percentages for certain members of our senior management team including Messrs. Ivie and Sullivan was recommended to the Compensation Committee. The Compensation Committee agreed with these recommendations and presented them to our board of directors, which subsequently approved them. No changes to incentive targets were made in 2008.
As discussed in our response to comment 8, above, in 2009 Mercer analyzed competiveness of the base salaries and target incentives for each named executive officer position, other than the Chief Executive Officer, and reported that target incentive amounts for our named executive officer positions were within 15% of target incentive levels for similarly situated executives based upon the analysis of the Peer Companies and published compensation survey data. When Messrs. Piltz and Golio and Piltz were subsequently hired in 2009, their target incentive level (50% of base salary) fell within 15% of target incentive levels for similarly situated executives based upon the analysis of the Peer Companies and published compensation survey data. Our Compensation Committee and board of directors decided not to make any changes to the target incentive levels for our named executive officers (other than our Chief Executive Officer) as a result of Mercer’s analysis as they believed that our target incentive levels are in line with similarly situated executives at the Peer Companies.
The target incentive level for our Chief Executive Officer, Mr. Masanotti (up to 140% of base salary) was negotiated between him and our board of directors.
In future filings that include disclosures regarding executive compensation we intend to include similar information and with the same level of detail as the discussion above, updated for the particular period(s) to which the disclosure relates.
10.	Please provide the quantitative terms of the corporate net revenues and EBITDA targets utilized in determining annual cash incentive compensation for your executive officers for fiscal year 2009. In this regard, we note that you disclose the percentage of actual achievement against the 2009 net revenues and EBITDA targets in footnote 1 to the Grants of Plan-Based Awards table on page 20, but it appears that you should also clearly disclose the terms of these targets in your compensation discussion and analysis. Refer to Item 402(b)(2)(v)-(vi) of Regulation S-K.
Response: The Adjusted EBITDA target established exclusively for the 2009 Plan was $52.8 million and we achieved an Adjusted EBITDA under the 2009 Plan equal to $58.1 million, which was 110% of such Adjusted EBITDA target. The net revenues target established exclusively for the 2009 Plan was $315.6 million and we achieved net revenues under the 2009 Plan equal to $307.2 million, which was 97.3% of such net revenues target. Please see the response to comment 7 for additional information
In future filings that include disclosures regarding executive compensation we intend to include similar information with the same level of detail as the discussion above, updated for the particular period(s) to which the disclosure relates.
11.	We again note that you used an EBITDA performance target to determine 2009 annual cash incentive compensation for your named executive officers. Please clearly identify EBITDA as a non-GAAP financial measure, and briefly explain how it is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.
Response: Adjusted EBITDA is a non-GAAP financial measure. Our board of directors calculated the Adjusted EBITDA achievement exclusively for the 2009 Plan as standard EBITDA, adjusted for any item of expense or income that was non-recurring and unrelated to normal operating activities. For the calendar year 2009, our board of directors determined that the following items were non-recurring and unrelated to normal operating activities, and therefore included in our calculation of Adjusted EBITDA under the 2009 Plan and reconciled as set forth below:

($’s in 000’s)

Reported 2009 Net Income:	$23,291
Add Back:
Taxes	1,975
Interest Expense	134
Less:
Equity in affiliated company	(2,015)

GAAP operating income	$23,385
Add Back:
Depreciation	9,504
Amortization of intangible assets	6,168
Cost of legal proceedings and settlements, net	14,843
Acquisition related charges	1,263
Restructuring Charges	2,727

Adjusted EBITDA under the 2009 Plan	$57,890

We intend to include similar information (updated as necessary) in future filings that include disclosures regarding executive compensation where we refer to the Adjusted EBITDA calculation or other non-GAAP financial measures.
Policies and Practices Related to Risk Management, page 25
12.	We note the following disclosure that appears to be provided in response to Item 402(s) of Regulation S-K: “We believe that our compensation practices do not provide undue incentives, or are reasonably likely, to expose the Company to material risk.” In your response letter, please describe more specifically the basis for your apparent conclusion that the risks arising from your compensation policies and programs are not reasonably likely to have a material adverse effect on the company, as well as the process you undertook to reach that conclusion.
Response: Our Chief Financial Officer, General Counsel and Vice President of Human Resources conducted a review of all of our compensation plans and practices in order to form the conclusion that our compensation practices do not provide undue incentives, and are not reasonably likely, to expose the Company to material risk.
Form 10-Q for the Quarterly Period Ended June 30, 2010
Financial Statements
Note 10. Acquisition of Spheris Assets in the United States, page 11
13.	We note your disclosure on page 12 that the amounts and lives of the identified intangibles acquired in the Spheris acquisition were valued “by an independent valuation firm.” We also note more general references in your Form 10-K to the use of independent appraisals received after each acquisition. Please describe the nature and extent of the third-party valuation firm’s involvement in your determination of the fair value of acquired intangibles. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/colpfin/giticlance/sasinterp.him for guidance.
Response: The amounts and lives of the identified intangibles other than goodwill were valued at fair value by the Company. The Company prepared the respective purchase price allocations and in so doing considered the report of an independent valuation firm.
*****
We will be holding our annual meeting of shareholders in December 2010. Within the next several weeks, our board of directors plans to set both the date of the annual meeting and the record date to establish the shareholders of record who are entitled to receive notice of and vote at the annual meeting. In connection with the annual meeting of shareholders, we will be filing with the Commission and distributing to our shareholders a Proxy Statement meeting the requirements set forth in the federal securities laws and the rules and regulations promulgated thereunder (the “Proxy Statement”). We anticipate updating our executive compensation disclosures in the Proxy Statement to reflect our responses to the Staff’s comments 7 through 12, above.
We appreciate any assistance and all cooperation, and look forward to hearing from you. Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (856-206-4140; dgolio@medquist.com), our General Counsel, Mark Sullivan (856-206-4210; msullivan@medquist.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241; abramss@pepperlaw.com).

Regards,
/s/ Dominick Golio
Dominick Golio
Chief Financial Officer

cc: Mark R. Sullivan, General Counsel

Exhibit A
October 8, 2010
VIA EDGAR
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
100 F Street NE
United States Securities and Exchange Commission
Washington, DC 20549
Re: MedQuist, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 12, 2010, as amended April 30, 2010 and July 6, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
File No. 001-13326
Dear Ms. Collins:
     My name is Dominick Golio and I am the Chief Financial Officer of MedQuist Inc., a New Jersey corporation (the “Company”), and in such capacity an authorized representative of the Company.
     As requested on page 4 of comment letter dated September 17, 2010 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our Form 10-K for the fiscal year ended December 31, 2010 filed on March 12, 2010, as amended April 30, 2010 and July 6, 2010 (“Form 10-K”) and our Form 10-Q for the fiscal quarter ended June 30, 2010 filed on August 9, 2010 (“2Q2010 Form 10-Q”), on behalf of the Company, I hereby acknowledge to the Staff that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 2Q2010 Form 10-Q;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the 2Q2010 Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding this acknowledgement, please do not hesitate to call or email the undersigned (856-206-4140; dgolio@medquist.com), our General Counsel, Mark Sullivan (856-206-4210; msullivan@medquist.com), or our outside counsel, Steven Abrams, of Pepper Hamilton LLP (215-981-4241; abramss@pepperlaw.com).

Sincerely,
/s/ Dominick Golio
Dominick Golio
Chief Financial Officer